                             CPI INTERNATIONAL, INC.
                                 811 HANSEN WAY
                        PALO ALTO, CALIFORNIA 94303-1110

                                 April 11, 2006

VIA OVERNIGHT COURIER
---------------------

Michele M. Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
Mail Stop 3720
Washington D.C. 20549

                  Re:  CPI INTERNATIONAL, INC.
                       AMENDMENT NO. 4 TO FORM S-1
                       FILED MARCH 31, 2006
                       FILE NO. 333-130662
                       ---------------------------

Dear Ms. Anderson:

         We are writing in response to your letter to CPI International, Inc.
(the "COMPANY" or "WE") dated April 5, 2006. We have considered the additional comments of the Staff (the "STAFF") of the Securities and Exchange Commission
relating to Amendment No. 4 to our Registration Statement on Form S-1 (File No.
333-130662)(the "REGISTRATION STATEMENT"), filed on March 31, 2006, and have set forth below our responses to each of those comments. Concurrently with this letter, we are filing Amendment No. 5 to the Registration Statement, reflecting changes arising out of your comments.

                                      *****

Michele M. Anderson, Esq.
April 11, 2006

GENERAL
-------

1.       PLEASE HAVE YOUR AUDITOR REMOVE THE LEGEND APPEARING AT THE TOP OF
         THEIR REPORT, AND INCLUDE A PROPERLY SIGNED AND DATED AUDIT REPORT IN
         AN AMENDED FORM S-1 PRIOR TO MAKING YOUR REQUEST FOR EFFECTIVENESS.
         YOU SHOULD ALSO FILE A REVISED AND UPDATED CONSENT FROM YOUR AUDITOR
         IN THIS AMENDED FORM S-1. YOUR AUDITOR SHOULD COMPLETE THE REPORT DATE
         REFERENCED IN THEIR CONSENT AND REMOVE THE SECOND PARAGRAPH.

         We have complied with the Staff's comments. Please see page F-2 of the prospectus and Exhibit 23.1 filed with Amendment No. 5 to the Registration
Statement.

PRINCIPAL AND SELLING STOCKHOLDERS, PAGE 91
-------------------------------------------

2.       REVISE THE TOTAL AMOUNTS AND PERCENTAGES OF SHARES OF COMMON STOCK
         HELD BY EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP TO TAKE INTO
         ACCOUNT THOSE SHARES BENEFICIALLY HELD BY MESSRS. FINLEY AND HUGHES.

         We have complied with the Staff's comment. Please see page 92 of the prospectus.

                                    * * * * *

Michele M. Anderson, Esq.
April 11, 2006

         If you have any questions concerning the foregoing, please contact the undersigned at (650) 846-3096 or Rick Wirthlin of Irell & Manella LLP, our
counsel, at (310) 203-7586.

                             Sincerely,

                             By:    /s/ Joel A. Littman
                                  ------------------------------------------
                                    Joel A. Littman, Chief Financial Officer

cc:
Securities and Exchange Commission:
         Mr. Robert S. Littlepage, Jr.
         Mr. Andrew Mew
CPI International, Inc.:
         Mr. O. Joe Caldarelli, Chief Executive Officer
KPMG LLP:
         Mr. Kevin Reagan
Irell & Manella LLP:
         Mr. Rick Wirthlin
         Ms. Sylvianne Pizarro